DARSIE & ELSTE

ATTORNEYS AT LAW

P.O. BOX 28

VERSAILLES, KENTUCKY 40383

TELEPHONE: (859) 221-9847

E-MAIL: darsieandelste@aol.com

GAY M. ELSTE	JOHN C. DARSIE, JR.
(1936-1994)

October 28, 2015

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Mr. Ken Ellington

via EDGAR CORRESPONDENCE

RE:	Dupree Mutual Funds, File No. 811-2918

Sarbannes-Oxley Review

Dear Mr. Ellington:

Please accept this letter as a response to the comments you related to me during our conversation of October 23, 2015. You advised that the matters identified herein came to the attention of the Investment Management Group during the course of a triennial Sarbannes-Oxley Review of Dupree Mutual Funds.

Comment 1): The Form 40-17G filing of November 3, 2014 did not include a resolution stating that renewal of the Fidelity Bond was approved by a majority of the Independent Trustees. You noted that a similar resolution would be needed to accompany the filing for 2015.

Response: Please be advised that all of the Trustees of Dupree Mutual Funds are Independent Trustees, but we do realize that any resolution standing alone could be understood to be passed by interested as well as independent Trustees. Accompanying this letter are Officer’s Certified Resolutions reflecting the re-approval of the 2014 Fidelity Bond coverage. Said Resolutions reflect in the body of the text that Board of Trustees approval of the Fidelity Bond coverage was inclusive of “all of the Trustees, all of whom are independent.” The reapproval of the 2014 Fidelity Bond coverage occurred at the Board of Trustees meeting of October 27, 2015. A similar Resolution was similarly approved for the 2015 Fidelity Bond coverage.

Comment 2): The Annual Report Statement of Operations for the Intermediate Government Bond Series reflects “Other Expenses” which on a percentage basis were larger than the other Series of Dupree Mutual Funds. You requested receipt of confirmation that no single item of expense included within the category “Other Expenses” met or exceeded 5% of total expenses. You referred me to Regulation S-X, Section 210-6-07 2(b).

Response: Please be advised that for the fiscal year ending June 30, 2015, no single item within the category “Other Expenses” met or exceeded 5% of the total expenses of the Intermediate Government Bond Series. Those items included within “Other Expenses” were as follows: Audit, Insurance, Legal, Printing, Postage, Registration, Interest, Miscellaneous, and Pricing.

United States Securities and Exchange Commission

Edgar Correspondence

October 28, 2015

Page Two

I hope the foregoing will be deemed responsive to the comments you relayed to me. If there are any further questions, Please do not hesitate to contact me.

Yours very truly,

/s/ Gay M. Elste

Gay M. Elste

GME: bh

Enclosure

Certified Resolutions, Board of Trustees, Dupree Mutual Funds

The undersigned, Michelle M. Dragoo, Secretary of Dupree Mutual Funds, a Kentucky Business Trust, after being first duly sworn, certifies that the following resolutions were duly adopted by the Board of Trustees, including all Trustees all of whom are independent Trustees, at a meeting of the Board of Trustees held on October 27, 2015 in Lexington, Kentucky:

RESOLVED, that the following resolutions are adopted to amend and restate those resolutions previously adopted on October 22, 2014.

RESOLVED, that pursuant to the requirements of Section 17(g) of the Investment Company Act of 1940 and Rule 17g-1 and after having given due consideration to (i) aggregate value of the funds and securities of the Trust to which each officer or employee of the Trust may, singly or jointly with others, have access, either directly or through authority to draw upon such funds or direct generally the disposition of such securities, (ii) the nature of the securities to be held in the Trust’s investment portfolio, and (iii) the nature and terms of the arrangements made for the custody and safekeeping of the funds and securities of the Trust, and (iv) having noted that the Securities and Exchange Commission recognizes certain minimum bonds based on the Gross Assets for each series as of the most recently completed quarter (September 30, 2014) as follows:

Series	Gross Assets (In thousands)	Bond Amount
Alabama Tax-Free Income Series	$25,441	$300,000
Kentucky Tax-Free Income Series	986,822	1,000,000
Kentucky Tax-Free Short-to-Medium Series	80,909	450,000
Mississippi Tax-Free Income Series	10,975	200,000
North Carolina Tax-Free Income Series	104,575	525,000
North Carolina Tax-Free Short-to-Medium Series	26,030	300,000
Tennessee Tax Free Income Series	109,578	525,000
Tennessee Tax-Free Short-to-Medium Series	10,937	200,000
Intermediate Government Bond Series	21,321	250,000
Taxable Municipal Bond Series	12,324	200,000
Total		$3,950,000

as being reasonable and adequate, the Board of Trustees of Dupree Mutual Funds, INCLUDING ALL OF THE TRUSTEES, ALL OF WHOM ARE INDEPENDENT, hereby determines that a stock brokers blanket bond in the amount of $3,950,000 is reasonable and adequate coverage to protect the Trust against larceny or embezzlement by any one or more of such officers and/or employees; and be it further

RESOLVED, that the proper officers of the Trust, be and hereby are, authorized and directed, in its name and on its behalf, to pay the premium and take such other actions as shall be necessary to obtain for a period beginning not later than November 1, 2014 and ending not earlier than October 31, 2015, and renewable on an annual basis thereafter, a stock brokers blanket bond in the amount of $3,950,000 protecting the Trust against larceny and embezzlement and such other perils as may be insured against and covering each officer and employee of the Trust who may, singly or jointly with others, have access to securities or funds of the Trust, including but not limited to subscription payments for shares of the Trust’s funds or to direct generally the disposition of such securities, all on terms and conditions complying with Rule 17g-1 under the Investment Company Act of 1940 and such other terms and conditions as such officers consider necessary, appropriate or desirable; and be it further

RESOLVED, that the bond to be maintained on behalf of the Trust pursuant to the next preceding resolution be in the form of the a bond, (hereafter in this and the next resolution called the “bond”), naming the Trust as the insured party in the aggregate amount of $3,950,000; and be it further

RESOLVED, that the proper officers of this Trust be, and hereby are authorized in its name and on its behalf to cause the Trust to pay the premium (estimate $13,000) payable for coverage under the Bond through October 31, 2015.

The undersigned further states that the foregoing resolutions remain in full force and effect and have not been revoked.

WITNESS the signature of Michelle M. Dragoo, Secretary, Dupree Mutual Funds this the 27th day of October, 2015.

/s/ Michelle M. Dragoo
Michelle M. Dragoo, Secretary
Dupree Mutual Funds

STATE OF KENTUCKY)
(
COUNTY OF FAYETTE)

Subscribed and sworn to before me this the 27th day of October, 2015 by Michelle M. Dragoo.

/s/ Terry S. Moore
Terry S. Moore

Notary Public, State at Large
Notary ID 522928 Exp. Nov. 12, 2018